Exhibit 99.1

Agria Regains Compliance With NYSE Continued Listing Standard for Minimum Share Price

BEIJING, April 26, 2013 -- Agria Corporation (NYSE: GRO) (the “Company” or “Agria”) today announced that it has regained compliance with the minimum share price criteria required by the New York Stock Exchange (“NYSE”) for continued listing of the Company’s American depositary shares.

As previously disclosed, the Company received a notice from the NYSE on July 17, 2012 that the Company was not in compliance with the NYSE continued listing standard requiring a listed security to maintain a minimum average closing price of US$1.00 per share over a consecutive 30-trading-day period. The NYSE noted that the minimum average closing price was the only listing criteria the Company was not in compliance with. On April 25 2013, the Company received confirmation from the NYSE that it had regained compliance with continued listing standards after its average closing ADS price for the 30 trading days ended April 24, 2013 exceeded US$1.00.

Mr. Alan Lai, Agria’s Executive Chairman of the Board, commented, “We are happy to announce that Agria has regained compliance with the NYSE’s continued listing standards and appreciate the assistance that we have received from the NYSE staff in reaching this goal.”

About Agria Corporation

Agria Corporation (NYSE: GRO) is an international agricultural company with operations in China, South America, New Zealand and Australia. Agria operates three principal business lines: China seeds, international seeds and agriservices. In China, Agria engages in research and development, production and sale of seed products, including proprietary field corn seeds, edible corn seeds, vegetable seeds, grass seeds and forage. Agria owns through Agria Asia a 50.22% equity interest in PGG Wrightson Limited, New Zealand’s largest forage and agricultural services company. For more information about PGG Wrightson Limited, please visit www.pggwrightson.co.nz. For more information about Agria Corporation, please visit www.agriacorp.com.

Safe Harbor Statement:

This announcement contains forward-looking statements. These statements, including the management’s commentary, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Agria may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Agria’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, those risks outlined in Agria’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this announcement unless otherwise stated and Agria does not undertake any obligation to update any forward-looking statement, except as required under applicable law.